

16014909

ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42649

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2015** AND ENDING **12/31/2015**
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Quint Capital Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 Park Ave, Ste 460
(No. and Street)

New York	New York	10169
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Alexander Quint (212)682-5090
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson, Jr., CPA
(Name – *if individual, state last, first, middle name*)

15665 Northland Dr, W Ste 508	Southfield	MI	48075
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alexander Quint, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Quint Capital Corp, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

PRESIDENT

Title

ALEXANDER N. QUINT



LAURA MITLASAUSKAITE
Notary Public, State of New York
No. 01MI6263210
Qualified in Suffolk County
Commission Expires 09/24/2016

Notary Public

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Cash Flows.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- X (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 4805
248-559-4514

Independent Auditor's Report

Board of Directors
Quint Capital Corporation
230 Park Avenue, Suite 460
New York, NY 10169

Report on the Financial Statements

I have audited the accompanying statement of financial condition of Quint Capital Corporation as of December 31, 2015 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of Quint Capital Corporation management. My responsibility is to express an opinion on these financial statements based on my audit.

Auditor's Responsibility

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Quint Capital Corporation as of December 31, 2015, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

Other Matters

The Supplemental Information has been subjected to audit procedures performed with audit of Quint Capital Corporation financial statements. Supplemental Information is the responsibility of Quint Capital Corporation's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Net Capital Computation, including its form

and content is presented in conformity 17 C.F.R. # 240 17a-5. In my opinion, the Net Capital Computation is fairly stated, in all material respects, in relation to the financial statements as a whole.



Edward Richardson Jr., CPA
Southfield, MI. 48075
March 14, 2016

Quint Capital Corporation

Financial Statements

Statement of Financial Condition

As of and for the Year-Ended December 31, 2015

		Dec 31, 15
ASSETS		
Current Assets		
Checking/Savings		
CitiBank (200)		253.35
First Green Bank (200)		731.30
Raymond James MM Acct (200)		50,005.91
TD Ameritrade MM Acct (200)		0.21
Total Checking/Savings		50,990.77
Accounts Receivable		
Accounts Receivable (355)		20,722.80
Total Accounts Receivable		20,722.80
Total Current Assets		71,713.57
Other Assets		
Federal Withholding		0.72
Total Other Assets		0.72
TOTAL ASSETS		71,714.29
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
Accounts Payable (1205)		17,287.21
Total Accounts Payable		17,287.21
Total Current Liabilities		17,287.21
Total Liabilities		17,287.21
Equity		
Additional Paid In Capital 1793		
Alex Quint (1793)	50,000.00	
Additional Paid In Capital 1793 - Other	38,181.00	
Total Additional Paid In Capital 1793		88,181.00
Common Stock (1792)		109.00
Dist to Shareholders (4270)		
Alexander Quint (4270)	-7,447.45	
Benjamin L. Champion (4270)	-158,869.10	
C. Jonathan Champion (4270)	-159,119.10	
Total Dist to Shareholders (4270)		-325,435.65
Dividends Paid to Shareholders		
Benjamin L. Champion	-11,300.00	
C. Jonathan Champion	-11,300.00	
Total Dividends Paid to Shareholders		-22,600.00
Opening Bal Equity		123,099.57
Retained Earnings		189,788.33
Net Income		1,284.83
Total Equity		54,427.08
TOTAL LIABILITIES & EQUITY		71,714.29

The accompanying notes are an integral part of these financial statements.

Quint Capital Corporation

<u>Financial Statements</u>

Statement of Operations

As of and for the Year-Ended December 31, 2015

	Jan - Dec 15			
Income				
Commissions In				
Equity Securities (3935)				
Raymond James		234,959.00		
Total Equity Securities (3935)			234,959.00	
Mutual Funds & other ICS (3970)				
401k				
Principal (3970)	9,077.80			
TransAmerica (3970)	1,562.33			
Total 401k		10,640.13		
American Funds (3970)				
Initial	210.12			
Trail	33,358.94			
American Funds (3970) - Other	87.51			
Total American Funds (3970)		33,656.57		
Raymond James (3970)				
Initial	6,227.31			
Trails	41,993.44			
Total Raymond James (3970)		48,220.75		
Total Mutual Funds & other ICS (3970)			92,517.45	
Other Securities Comm (3939)				
Variable Annuity (3939)				
Jackson National	267.81			
Pacific Life	143.60			
Prudential Annuities	615.14			
Total Variable Annuity (3939)		1,026.55		
Variable Life (3939)				
Metlife	585.86			
Nationwide Provident	89,452.71			
Pacific Life	2,163.87			
Security Life of Denver	437.66			
Total Variable Life (3939)		92,640.10		
Total Other Securities Comm (3939)			93,666.65	
Commissions In - Other			100,000.00	
Total Commissions In				521,143.10
Fees from Reps.				
Benjamin L. Champion			10,000.00	
Total Fees from Reps.				10,000.00
Investment Advisory Fees (3975)				
Legacy Trust Advisors			38,234.77	
Raymond James			28,801.64	
Investment Advisory Fees (3975) - Other			48,461.70	
Total Investment Advisory Fees (3975)				115,498.11
Investment Income (3952)				
_IntInc (3952)			3.81	
Total Investment Income (3952)				3.81
Other Revenue (3995)				11,210.00
Uncategorized Income				0.00

The accompanying notes are an integral part of these financial statements.

Quint Capital Corporation
Financial Statements
Statement of Operations
As of and for the Year-Ended December 31, 2015

		Jan - Dec 15
Total Income		657,855.02
Gross Profit		657,855.02
Expense		
Accounting fees (4100)		2,100.00
Adjustment		0.00
Bank Chrg (4100)		115.00
Clearing Firm Expenses (4100)		450.00
Commissions Out		
Alexander N. Quint (4120)	234,327.11	
Benjamin L. Champion (4115)	140,000.97	
Benjamin L. Champion (4120)	37,811.44	
C. Jonathan Champion (4115)	3,703.78	
C. Jonathan Champion (4120)	5,908.30	
Michael L. Rule (4115)	16,449.40	
Richard J. Moss (4115)	8,040.99	
William J. Powers (4115)	159,453.75	
Total Commissions Out		605,695.74
Education		400.00
Expense Sharing Fees (4100)		10,050.00
FINRA Fees (4195)		3,406.50
Insurance (4100)		3,166.20
Licensing Fees (4100)		80.00
Misc (4100)		0.00
Office (4100)		-200.00
Professional Fees (4120)		
Benjamin L. Champion (4120)	7,315.00	
Professional Fees (4120) - Other	24,100.00	
Total Professional Fees (4120)		31,415.00
Recon Discrepancies (4100)		0.07
Review (temporary)		-108.32
Total Expense		656,570.19
Net Income		**1,284.83**

The accompanying notes are an integral part of these financial statements.

Quint Capital Corporation

Financial Statements

Statement of Cash Flows

As of and for the Year-Ended December 31, 2015

	Jan - Dec 15
OPERATING ACTIVITIES	
Net Income	1,284.83
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Accounts Receivable (355)	-20,249.60
FINRA Daily Acct (735)	1,395.50
Prepaid Bond (735)	1,499.25
Accounts Payable (1205)	16,087.21
Capital Loan (1210)	-50,000.00
Net cash provided by Operating Activities	-49,982.81
FINANCING ACTIVITIES	
Loans to Stockholders (735):C. Jonathan Champion (735)	101.77
Additional Paid In Capital 1793:Alex Quint (1793)	50,000.00
Dist to Shareholders (4270):Alexander Quint (4270)	-7,447.45
Net cash provided by Financing Activities	42,654.32
Net cash increase for period	-7,328.49
Cash at beginning of period	58,319.26
Cash at end of period	**50,990.77**

The accompanying notes are an integral part of these financial statements.

Quint Capital Corporation

Financial Statements

Statement of Changes in Ownership Equity

As of and for the Year-Ended December 31, 2015

	Preferred Stock		Common Stock		Paid-in Capital		Retained Earnings	Total Stockholder's Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Amount	Amount
Balance at January 1, 2015	-	-	109	$ 109	109	$ 88,181	$ (27,701)	$ 60,589
Net Income	-	-	-	-	-	-	1,285	1,285
Distributions	-	-	-	-	-	-	(7,447)	(7,447)
Prior Period Adjustments	-	-	-	-	-	-	1	1
Balance at December 31, 2015	-	-	$ 109	$ 109	$ 109	$ 88,181	$ (33,863)	$ 54,427

The accompanying notes are an integral part of these financial statements.

Quint Capital Corporation

Financial Statements

Statement of Changes in Subordinated Liabilities

As of and for the Year-Ended December 31, 2015

Not Applicable

The accompanying notes are an integral part of these financial statements.

Quint Capital Corporation
Notes to Financial Statements
As of and for the Year-Ended December 31, 2015

NOTE A - SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by Quint Capital Corporation (the Company) and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

The Company was incorporated in the State of Florida effective September 28, 1989. The Company has adopted a calendar year.

Description of Business

The Company, located in New York, NY, is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3 (k)(2)(ii), which provides that all funds and securities belonging to the Company's customers are handled by a clearing broker-dealer.

Quint Capital, LLC, a limited liability company ("the Parent") is a New York State company formed in 2013 and is the 100% owner of the Company.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable - Recognition of Bad Debt

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Commission revenues are recorded by the Company when the revenues are received.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the

Estimates (con't)

reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amounts that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of Comprehensive Income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended December 31, 2015, the Company did not have any components of Comprehensive Income to report.

Concentrations

The Company's concentration is of mutual funds, publicly traded stocks, and insurance products.

NOTE B - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material inadequacies in the amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding audited Part IIA of the FOCUS report required under Rule 15c3-1.

NOTE C - POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(2)(ii) by promptly transmitting all customer funds to the clearing broker who carries the customer accounts.

NOTE D - RELATED PARTY TRANSACTIONS

The Parent opened a CitiBank checking account in August 2015 after the Company ownership change. Some Company transactions flowed through the Parent checking account between August and December 2015. As of February 2016, Company has its own CitiBank checking account and future transactions will be processed through the Company checking account.

NOTE E - OTHER COMMITMENTS AND CONTINGENCIES

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2015, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware of any potential losses relating to this indemnification.

NOTE F - SIPC RECONCILIATION

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion-from-membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenues, they are not required to file the supplemental SIPC report.

NOTE H - SUBSEQUENT EVENT

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through March 14, 2016, which is the date the financial statement were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Quint Capital Corporation
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2015

Computation of Net Capital

Total Stockholder's equity:		$ 54,427.00
Nonallowable assets:		
Prepaid Expenses	1.00	
Other Assets	0.00	
Accounts receivable – other	20,723.00	(20,724.00)
Other Charges	0.00	
Haircuts	0.00	
Undue Concentration	0.00	(0.00)
Net allowable capital		$ 33,703.00

Computation of Basic Net Capital Requirement

Minimum net capital required as a percentage of aggregate indebtedness	$ 1,153.00
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000.00
Net capital requirement	$ 5,000.00
Excess net capital	$ 28,703.00

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 17,287.00
Percentage of aggregate indebtedness to net capital	51.29%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Computation of Net Capital reported on FOCUS IIA as of December 31, 2015	$ 33,450.00
Adjustments:	
Change in Equity (Adjustments)	253.00
Change in Non-Allowable Assets	(0.00)
Change in Haircuts	(0.00)
Change in Undue Concentration	0.00
NCC per Audit	33,703.00
Reconciled Difference	$ (0.00)

Quint Capital Corporation
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2015

Exemptive Provisions Rule 15c3-3

The Company is exempt from Rule 15c3-3 because all customers' transaction is cleared through another broker-dealer on a fully disclosed basis. The name of the clearing firm is TD Ameritrade and Raymond James.

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

Balance of such claims at January 1, 2015	$ -
Additions	-
Reductions	-
Balance of such claims at December 31, 2015	$ -

Quint Capital Corporation
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2015

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15 to 1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2015, the Company had net capital of $33,703 which was $28,703 in excess of its required net capital of $5,000. The Company's net capital ratio was 51.29%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method.

Statement Related to Exemptive Provision (Possession and Control)#

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule 15c3-3(k)(2)(ii); All customer transactions cleared through another broker-dealer on a fully disclosed basis.

#

Statement Related to Material Inadequacies#

This audit did not disclose any material inadequacies since the previous audit of the financial statements contained within the audit report of the Computation of Minimum Net Capital Requirement as reported in the Supplemental Schedules contained within the audit report or the filed Financial and Operational Combined Uniform Single Report filed pursuant to SEA Rule 15c3-1. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and therefore does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Statement Related to SIPC Reconciliation

Edward Richardson Jr., CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

To the Members of
Quint Capital Corporation
230 Park Avenue, Suite 460
New York, NY 10169

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS

In accordance with Rule 17a-5(c)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the period January 1, 2015 to December 31, 2015, which were agreed to by Quint Capital Corporation, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist you and other specified parties in evaluating Quint Capital Corporation's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Quint Capital Corporation's management is responsible for Quint Capital Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC-7 with the respective cash disbursements record entries, including check amount of $356.14.

2. Compared audited Total Revenue for the period of January 01, 2015 through the December 31, 2015 (fiscal year-end) with the amounts reported on Form SIPC-7 for the same period noting no reportable reconciliation differences.

3. Compared any adjustments reported Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7 noting no differences.

5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed. According to our findings, Quint Capital Corporation had no reportable differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

March 14, 2016

Quint Capital Corporation
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934

As of and for the Year-Ended December 31, 2015

Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

March 14, 2016

Board of Directors
Quint Capital Corporation
230 Park Avenue, Suite 460
New York, NY 10169

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which (1) Quint Capital Corporation identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Quint Capital Corporation claimed an exemption from 17 C.F.R. § 15c3-3(k)(2)(ii), and (2) Quint Capital Corporation stated that Quint Capital Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. Quint Capital Corporation's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Quint Capital Corporation's compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Edward Richardson, Jr., CPA

March 11, 2016

Edward Richardson, Jr. CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

RE: Exemption Statement Rule 15c3-3 (k) (2) (ii) for FYE December 31, 2015

Dear Mr. Richardson Jr.,

Please be advised that Quint Capital Corporation has complied with Exemption Rule 15c3-3 (k) (2) (ii), for the period of January 1, 2015 through December 31, 2015. Quint Capital Corporation did not hold customer securities or funds at any time during this period and does business on a limited basis (publicly registered non-trades REITS, and oil & gas partnerships.) Quint Capital Corporation's past business has been of similar nature and has complied to this exemption since its inception, October 2nd, 1989.

Alexander N. Quint, the current president of Quint Capital Corporation, has made available to Edward Richardson all records and information including all communications from regulatory agencies received through the date of this review December 31, 2015.

Alexander N. Quint, and Benjamin L. Champion, the former president of Champion Capital Corporation (FKA Champion Capital Corporation) have been responsible for compliance with the exemption provision throughout the fiscal year. Also, there are no know events or other factors that might have affected Quint Capital Corporation's compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at (212) 682-5090.

Sincerely yours,



Alexander N. Quint
President

Quint Capital Corporation

Financial Statements and Supplemental Schedules Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended December 31, 2015